DD
9/13/13

[redacted]

13025787

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2013
WASH, D.C.
193

RECEIVED
2013 AUG 27 PM 1:58
SEC / TM

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-37613 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Western Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

669 Airport Freeway, Suite 409
(No. and Street)

| Fort Worth | Texas | 76182-0159 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randal Ferguson — (817) 553-1492 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanford, Baumeister & Frazier, LLP
(Name – *if individual, state last, first, middle name*)

| 512 Main Street, Suite 1500 | Fort Worth | Texas | 76102 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD
9/27/13

# OATH OR AFFIRMATION

I, Randal Ferguson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Western Securities, Inc., as of June 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROCHELLE M. KNIGHT
My Commission Expires
October 22, 2014

NOTARY PUBLIC STATE OF TEXAS

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (See Statement of Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not Applicable)
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (Not Applicable)
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Not Applicable)
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not Applicable)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Auditor's Report on Internal Control Structure Required by SEC Rule 17A-5.)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FIRST WESTERN SECURITIES, INC.
# INDEX
# JUNE 30, 2013

SB&F
SANFORD, BAUMEISTER & FRAZIER, LLP
Certified Public Accountants and Consultants

August 21, 2013

To the Board of Directors and Shareholders
of First Western Securities, Inc.
Fort Worth, Texas

## Independent Auditors' Report

### Report on the Financial Statements

We have audited the accompanying statement of financial condition of First Western Securities, Inc., as of June 30, 2013, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Western Securities, Inc. as of June 30, 2013, and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.



Fort Worth | 512 Main Street, Suite 1500 Fort Worth, TX 76102 817.877.5000 main 817.877.5330 fax
North Dallas | 4004 Beltline Road, Suite 235 Addison, TX 75001 972.385.3180 main 972.385.3389 fax
www.sbf-cpa.com

**Other Matter**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Sanford, Baumeister & Frazier, LLP

**SANFORD, BAUMEISTER & FRAZIER, LLP**
Fort Worth, Texas

**FIRST WESTERN SECURITIES, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**JUNE 30, 2013**

## ASSETS

| | | | | |
|---|---|---|---|---|
| Cash in bank | $ | 124,523 | | |
| Commissions receivable | | 352,310 | | |
| Clearing deposits | | 73,068 | | |
| Federal income tax receivable | | 924 | | |
| Deferred income taxes | | 219 | | |
| Furniture and equipment, at cost, less accumulated depreciation of $20,884 | | 1,686 | | |
| **TOTAL ASSETS** | | | $ | 552,730 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | | | |
|---|---|---|---|---|
| **LIABILITIES** | | | | |
| Commissions and wages payable | $ | 71,930 | | |
| Commissions payable to independent agents | | 356,926 | | |
| Accrued accounts payable | | 20,823 | | |
| Total Liabilities | | | $ | 449,679 |
| **STOCKHOLDERS' EQUITY** | | | | |
| Common stock, $.01 par value, 1,200,000 shares authorized, 889,676 shares issued and outstanding | | 8,897 | | |
| Additional paid-in capital | | 66,478 | | |
| Retained earnings | | 27,676 | | |
| Total Stockholders' Equity | | | | 103,051 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | | | $ | 552,730 |

The accompanying notes to financial statements
are an integral part of these statements.

**FIRST WESTERN SECURITIES, INC.**
**STATEMENT OF INCOME**
**YEAR ENDED JUNE 30, 2013**

| | | |
|---|---|---|
| **REVENUES** | | |
| Commissions | $ 4,196,746 | |
| Investment advisory fees | 463,964 | |
| Interest income | 57,734 | |
| Total Revenues | | $ 4,718,444 |
| **EXPENSES** | | |
| Employee compensation | 893,590 | |
| Independent agent commissions | 3,194,061 | |
| Clearing charges | 98,914 | |
| Other operating expenses | 390,975 | |
| Total Expenses | | 4,577,540 |
| **INCOME BEFORE FEDERAL INCOME TAX** | | 140,904 |
| **FEDERAL INCOME TAXES** | | 40,361 |
| **NET INCOME** | | $ 100,543 |

The accompanying notes to financial statements are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2013

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|
| **BALANCE** - June 30, 2012 | $ 8,897 | $ 66,478 | $ 67,876 | $ 143,251 |
| Stockholder distributions | | | (140,743) | (140,743) |
| Net income | | | 100,543 | 100,543 |
| **BALANCE** - June 30, 2013 | $ 8,897 | $ 66,478 | $ 27,676 | $ 103,051 |

The accompanying notes to financial statements are an integral part of these statements.

FIRST WESTERN SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2013

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ 100,543 | |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | 918 | |
| Deferred taxes | 726 | |
| (Increase) decrease in operating assets: | | |
| Commissions receivable | 22,861 | |
| Related party receivable | 27,657 | |
| Clearing deposits | (1,312) | |
| Federal income tax receivable | (924) | |
| Increase (decrease) in operating liabilities: | | |
| Commissions and wages payable | 17,768 | |
| Accrued accounts payable | (11,431) | |
| Commissions payable to independent agents | 59,185 | |
| Federal income tax payable | (9,576) | |
| Net Cash Provided by Operating Activities | | $ 206,415 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchase of equipment | (1,500) | |
| Net Cash Used in Investing Activities | | (1,500) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Stockholder distributions | (140,743) | |
| Net Cash Used in Financing Activities | | (140,743) |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | | 64,172 |
| **CASH AND CASH EQUIVALENTS** - Beginning of Year | | 60,351 |
| **CASH AND CASH EQUIVALENTS** - End of Year | | $ 124,523 |

**SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION**

| | |
|---|---|
| Federal income tax paid | $ 50,550 |

The accompanying notes to financial statements are an integral part of these statements.

## FIRST WESTERN SECURITIES, INC.
## NOTES TO FINANCIAL STATEMENTS
## JUNE 30, 2013

### NOTE 1 - ORGANIZATION AND OPERATIONS

First Western Securities, Inc. (the Company) was incorporated in Texas on March 27, 1987 and commenced business as a registered broker/dealer on July 7, 1987. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under SEC Rule 15c3-3(k)(2)(ii); such that, it does not have any possession or control of customer funds or securities. The predominance of its customers lives in Texas and Oklahoma.

### NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of American (U.S. GAAP). Policies and practices that materially affect the determination of financial position, changes in financial position, and results of operations are summarized as follows:

#### CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers any short-term investment convertible to cash within three months or less with little or no change in the principal amount to be a cash equivalent. Cash and cash equivalents at June 30, 2013 consist of cash in bank.

During the year ended June 30, 2013, the Company's deposits at a bank occasionally exceeded Federal Deposit Insurance. Management believes the risk of incurring material losses related to this credit risk is remote.

#### COMMISSIONS RECEIVABLE

Commission receivable is reported at the amount management expects to collect on balances outstanding at year-end. Commissions are earned through quality financial institutions and reputable mutual fund companies. Substantially all of the year-end receivable balance is from entities that have a history of paying promptly. No allowance was deemed necessary as of June 30, 2013. The Company utilizes the allowance method for recognition of bad debts. For the year ended June 30, 2013, the Company recognized no bad debt expense.

#### FURNITURE AND EQUIPMENT

All furniture and equipment is recorded at cost and depreciated over their estimated useful lives, using the straight-line method. The estimated useful lives on furniture and equipment range from three to five years. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss included in the statement of income. Repairs and maintenance charges that do not increase the useful lives of the assets are charged to income as incurred. Depreciation expense for the year ended June 30, 2013 amounted to $918.

#### RECOGNITION OF COMMISSION REVENUE AND EXPENSE

The Company records commission income as earned, on the trade date basis. Commission expense is recognized at the same time along with any related clearing expenses.

#### INVESTMENT ADVISORY INCOME

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

### CONCENTRATION OF CREDIT RISK

The Company primarily utilizes one brokerage house to execute all of its customers' stock and bond transactions. The brokerage house remits the Company's commission on these trades monthly. Therefore, a portion of the Company's commission receivable balance could be at risk at any point in time.

### ADVERTISING EXPENSE

Advertising costs are expensed as incurred. Advertising expense for the year ended June 30, 2013 was $4,977.

### INCOME TAXES

The Company accounts for income taxes in accordance with U.S. GAAP which require the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for income tax reporting purposes.

The Company recognizes and discloses its tax positions in accordance with Accounting Standards Codification No. 740, which requires the disclosure of uncertain tax positions and related penalties and interest recognized in the financial statements. The Company has not maintained any tax positions which it believes would not be reasonably sustainable upon examination by a taxing authority. Accordingly, no related penalties or interest were recognized in the financial statements. Federal and state tax returns for the years ended subsequent to June 30, 2009 are still subject to examination.

### FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued expenses. The recorded values of these financial instruments approximate their fair values based on their short-term nature.

### USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 3 – CLEARING DEPOSITS

As of June 30, 2013, the Company has a combined balance of $73,068 on deposit with First Clearing, LLC and Southwest Securities, Inc. (its previous clearing broker). The Company was required to maintain a clearing deposit balance with these clearing brokers for the execution of investment trades.

## NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital" Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2013, the Company had net capital of $97,805 that was $47,805 in excess of its required net capital of $50,000. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company's ratio of aggregate indebtedness to net capital was 4.60 to 1.

## NOTE 5 – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer funds or securities. There was no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii).

## NOTE 6 - EMPLOYEE BENEFIT PLAN

The Company adopted a 401(k) Profit Sharing Plan during the year ended June 30, 1993, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting length of service requirements. The Company does not have a matching contribution obligation. During the year ended June 30, 2013, the Company elected to make a $4,180 discretionary contribution.

## NOTE 7 - FEDERAL INCOME TAXES

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Deferred income taxes are provided for differences between financial statement and income tax reporting. This primarily results from the use of the accelerated cost recovery system and the modified accelerated cost recovery system for tax depreciation.

The deferred federal income tax asset of $219 as of June 30, 2013 relates to accumulated tax depreciation being less than accumulated book depreciation by $645.

The federal income tax (receivable) payable at June 30, 2013 is calculated as follows:

| Federal Income Tax (Receivable) Payable | |
|---|---|
| Income per financial statements | $ 140,904 |
| Timing differences: | |
| Depreciation | (2,135) |
| Permanent differences: | |
| Meals and entertainment | 5,787 |
| Income for federal income tax purposes | 144,556 |
| Effective federal income tax rate | 27.41% |
| Current federal income tax expense per tax return | 39,626 |
| Less: Federal income tax deposits made for current period | (40,550) |
| Federal Income Tax (Receivable) Payable | $ (924) |

The components of federal income tax expense for the year ended June 30, 2013 are as follows:

| | |
|---|---|
| Current | $ 39,626 |
| Under payment penalty | 9 |
| Deferred | 726 |
| Federal Income Tax Expense | $ 40,361 |

The Company has a "brother/sister controlled group" relationship with First Western Leasing, Inc. since five or fewer persons own at least 80% of the voting stock of each company.

## NOTE 8 - OPERATING LEASE

The Company was committed to leasing its present office location through August 31, 2013. The lease payments are guaranteed by one of the Company's shareholders. Lease expense for the year ended June 30, 2013 was $31,592 and is included in other operating expenses on the statement of income.

The future minimum rental payments based upon the base amounts under the non-cancelable operating lease are as follows:

| Year Ending June 30, | Amount |
|---|---|
| 2014 | $ 5,080 |
| Total | $ 5,080 |

## NOTE 9 – SUBORDINATED LIABILITIES

There were no liabilities which were subordinated to the claims of general creditors at June 30, 2013.

## NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated and disclosed subsequent events through August 21, 2013, which is the date that the financial statements were available to be issued.

## SUPPLEMENTARY INFORMATION
## PURSUANT TO RULE 17A-5 OF THE
## SECURITIES EXCHANGE ACT OF 1934
## AS OF JUNE 30, 2013

## SCHEDULE I

## FIRST WESTERN SECURITIES, INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION
## JUNE 30, 2013

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Total stockholders' equity - book purposes | $ | 103,051 |
| Deductions | | (3,341) |
| Total Stockholders' Equity Qualified for Net Capital | | 99,710 |
| Allowable credits or other deductions | | - |
| Total Capital and Allowable Credits | | 99,710 |
| Deductions and/or Charges | | |
| Non-allowable assets: | | |
| Deferred income tax asset | | 219 |
| Property and equipment - net of accumulated depreciation | | 1,686 |
| Total Deductions and/or Charges | | 1,905 |
| Net Capital Before Haircuts on Securities Positions | | 97,805 |
| Haircuts on Securities | | - |
| Net Capital | $ | 97,805 |
| **AGGREGATE INDEBTEDNESS** | | |
| Commissions and wages payable | $ | 71,930 |
| Commissions payable to independent agents | | 356,926 |
| Accrued accounts payable | | 20,823 |
| Total Aggregate Indebtedness | $ | 449,679 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS** | | |
| Minimum net capital required pursuant to Rule 15c3-1 | $ | 50,000 |
| Excess net capital at 1500% (or $50,000, whichever is greater) | $ | 47,805 |
| Ratio of aggregate indebtedness to net capital | | 4.60 to 1 |
| **RECONCILIATION WITH COMPANY'S COMPUTATION** | | |
| (included in Part II of FORM X-17A-5 as of June 30, 2013) | | |
| Net Capital, as reported in Company's Part II (Unaudited) FOCUS report | $ | 84,975 |
| Audit adjustment for federal income tax related items | | 12,830 |
| Net Capital per Above | $ | 97,805 |

## SCHEDULE II

## FIRSTWESTERN SECURITIES, INC.
## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
## JUNE 30, 2013

First Western Securities, Inc. is exempted from Rule 15c3-3 of the Securities and Exchange Commission by subparagraph (k)(2)(ii) of that rule, and as a result, the Computation for Determination of the Reserve Requirement under Exhibit A of Rule 15c3-3 is not required. No facts came to our attention to indicate that this exemption had not been complied with during the year ended June 30, 2013.

SB&F
SANFORD, BAUMEISTER & FRAZIER, LLP
Certified Public Accountants and Consultants

August 21, 2013

Board of Director and Shareholders
First Western Securities, Inc.
Fort Worth, Texas

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5(g)(1)

In planning and performing our audit of the financial statements of First Western Securities, Inc. (the Company) as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Fort Worth | 512 Main Street, Suite 1500 Fort Worth, TX 76102 817.877.5000 main 817.877.5330 fax
North Dallas | 4004 Beltline Road, Suite 235 Addison, TX 75001 972.385.3180 main 972.385.3389 fax
www.sbf-cpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sanford, Baumeister + Frazier, LLP

**SANFORD, BAUMEISTER & FRAZIER, LLP**
Fort Worth, Texas

SB&F
SANFORD, BAUMEISTER & FRAZIER, LLP
Certified Public Accountants and Consultants

August 21, 2013

Board of Director and Shareholders
First Western Securities, Inc.
Fort Worth, Texas

**INDEPENDENT ACCOUNTANTS' REPORT ON THE SIPC ANNUALASSESSMENT REQUIRED BY SEC RULE 17a-5**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended June 30, 2013, which were agreed to by First Western Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating First Western Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First Western Securities, Inc.'s management is responsible for First Western Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7and in the related schedules and working papers and in related Form X-17A-5 noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting that this step was not applicable since there was not an overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sanford, Baumeister & Frazier, LLP

**SANFORD, BAUMEISTER & FRAZIER, LLP**
Fort Worth, Texas



Fort Worth | 512 Main Street, Suite 1500 Fort Worth, TX 76102 817.877.5000 main 817.877.5330 fax
North Dallas | 4004 Beltline Road, Suite 235 Addison, TX 75001 972.385.3180 main 972.385.3389 fax
www.sbf-cpa.com

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 6/30/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

037613 FINRA JUN
FIRST WESTERN SECURITIES INC
669 AIRPORT FWY STE 409
HURST TX 76053-3964

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1703.28

B. Less payment made with SIPC-6 filed (**exclude interest**) ( 853.55 )

4/12/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 849.73

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 849.73

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 849.73

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Western Securities, Inc
(Name of Corporation, Partnership or other organization)

Craig Kilpatrick
(Authorized Signature)

CFO
(Title)

Dated the 19 day of August, 2013.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2012
and ending 6/30/2013

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 4718 445 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 4718445 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 3915 127 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 98,914 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 23094 | |
| Enter the greater of line (i) or (ii) | 23,094 |
| Total deductions | 4037 135 |
| 2d. SIPC Net Operating Revenues | $ 681,310 |
| 2e. General Assessment @ .0025 | $ 1703.28 |
| | (to page 1, line 2.A.) |